Exhibit 99.2

TuanChe and S-TECH Technology Establish Strategic Cooperation to Develop and Market New Energy Vehicles

BEIJING, Nov. 4, 2022 /PRNewswire/ -- TuanChe Limited ("TuanChe" or the "Company") (NASDAQ: TC), a leading integrated automotive marketplace in China, has recently signed a strategic cooperation agreement with Beijing S-TECH Technology ("S-TECH"). S-TECH is a research-based technology company, specializing in bespoke vehicle research, development and design, as well as automotive parts development and manufacturing.

The partnership will allow both parties to leverage their respective resource advantages and prioritize each other's needs. The two companies will explore the potential for the application of S-TECH's technologies and products to assist TuanChe's model development as part of the Company's strategic expansion into the new energy vehicle ("NEV") market. The strategic cooperation agreement represents another step forward for TuanChe to bolster its core automotive development team with industry alliances, enabling the Company to expedite its time to market and enhance the market positioning and competitiveness of its vehicles.

"NEVs represent the future of the automotive industry, especially in the context of global decarbonization," said Mr. Wei Wen, TuanChe's Chairman and CEO. "As more consumers are embracing NEVs, intelligent features, differentiated product designs and smooth, personalized user experience have become critical for automakers to stand out from the crowd. With our established automotive team, extensive customer reach and deep user insights, now aided by our collaboration with S-TECH, we are confident in our ability to develop high-quality vehicles and bring our customers more diverse options on our retail platform."

Officially established in 2015, S-TECH is home to a leading professional team and has profound experience in vehicle research and development. With core technological advantages in wire-controlled chassis, intelligent connected vehicles (ICVs), autonomous driving, and multi-material lightweight technology, S-TECH was instrumental in bringing a number of mass produced NEV models successfully to the market. In addition, S-TECH's team members accumulated a wealth of innovative expertise through involvements in designing limited-edition vehicle models for the world's leading automotive brands.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company's business plans and development and business outlook, which can be identified by terminology such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

About TuanChe

Founded in 2010, TuanChe Limited (NASDAQ: TC) is a leading integrated automotive marketplace in China. TuanChe offers services to connect automotive consumers with various industry players such as automakers, dealers and other automotive service providers. TuanChe provides automotive marketing and transaction related services by integrating its online platforms with offline sales events. Through its integrated marketing solutions, TuanChe turns individual and isolated automobile purchase transactions into large-scale collective purchase activities by creating an interactive many-to-many environment. Furthermore, leveraging its proprietary data analytics and advanced digital marketing system, TuanChe's online marketing service platform helps industry customers increase the efficiency and effectiveness of their advertising placements.

For more information, please contact ir@tuanche.com.

For investor and media inquiries, please contact:

TuanChe Limited
Investor Relations
Tel: +86 (10) 6397-6232
Email: ir@tuanche.com

The Piacente Group, Inc.
Brandi Piacente
Tel: +1 (212) 481-2050
Email: tuanche@tpg-ir.com